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                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


            REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ INTERDEALER
                                 QUOTATION SYSTEM


                    Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 under rule 13a-17
                              or 15(d)-17 thereunder


                                JAVA CENTRALE, INC.
            -----------------------------------------------------------
                   (Exact name of issuer as specified in charter)


                             1610 Arden Way, Suite 145
                           Sacramento, California 95815
            ----------------------------------------------------------
                     (Address of principal executive offices)


          ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE: (916) 568-2310


                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING


1.    Title of security:   Common Stock, no par value

2.    Number of shares outstanding before the change:    11,363,781

3.    Number of shares outstanding after the change:     12,902,243

4.    Effective date of change:     September 25, 1996







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5.    Method of change:    Additional shares were issued in two previous
transactions.

      (a) On September 25, 1996, 769,231 common shares of stock were issued and sold to Alana Group LTD., in a transaction exempt from registration under the Act pursuant to Regulation S.

      (b) On September 25, 1996, 769,231 common shares of stock were issued and sold to HIG Securities, in a transaction exempt from registration under the Act pursuant to Regulation S.










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                           II. CHANGE IN NAME OF ISSUER




1.    Name prior to change:      N/A

2.    Name after change:      N/A

3.    Effective date of charter amendment change name:      N/A

4.    Date of shareholder approval of change, if required:  N/A

Date: October 3, 1996


                                       JAVA CENTRALE, INC.


                                       By:  /s/ Steven J. Orlando
                                          -----------------------------------
                                            Steven J. Orlando
                                            Vice President and
                                            Chief Financial Officer
                                       (Officer's signature and title)





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